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SECU 07004785 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2007

SEC FILE NUMBER
8-50087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANUM SECURITIES L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, 25th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Moskowitz 212-407-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jonas B. Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granum Securities L.L.C., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LAURIE A. BARISH
Notary Public, State of New York
No. 31-4904559
Qualified in New York County
Commission Expires September 8, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Members of
Granum Securities, L.L.C.

In planning and performing our audit of the financial statements of Granum Securities, L.L.C. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2007

Granum Securities, L.L.C.

Statement of Financial Condition
December 31, 2006

Granum Securities, L.L.C.
Index
December 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Granum Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Granum Securities, L.L.C. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2007

Granum Securities, L.L.C.
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	223,088
Accounts receivable		3,896
Prepaid assets		1,019
Total assets	$	228,003
Liabilities and Members' Capital		
Liabilities		
Accrued expenses and other liabilities	$	32,367
Members' capital		195,636
Total liabilities and members' capital	$	228,003

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Granum Securities, L.L.C. (the "Company") was incorporated in December, 1996 and commenced operations on February 1, 1997. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934. The Company distributes shares of an affiliated open ended management investment company (commonly known as a mutual fund).

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash consists of cash held in the bank, which is primarily held at one financial institution.

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled, "Disclosures about Fair Value of Financial Instruments", requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

The Company is responsible for its own direct expenses including NASD fees, audit, legal and Anti-Money Laundering compliance fees, marketing and website expenses and fees to distributing broker dealers with whom it has a contractual relationship.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2006, the Company had net capital of $190,721, which was $185,721 in excess of the minimum required

4. Related Party Transactions

The Company entered into a Revenue Sharing Agreement with an affiliate, Granum Capital Management, L.L.C. ("GM"). GM pays the Company for expenses incurred for the benefit of GM. This payment is made out of the GM's monthly management fee it receives from Granum Value Fund. The monthly payment per the Revenue Sharing Agreement is subject to periodic reviews by the management of each company.

At December 31, 2006, the Company had payables to an affiliate (Granite Capital International Group) in the amount of $4,203 for commission expenses paid by the affiliate on behalf of the Company and receivables from an affiliate (Granum Value Fund) related to 12b-1 fees in the amount of $3,896.

5. Securities Owned

Securities owned at December 31, 2005 consisted of 375 warrants to purchase the NASDAQ Stock Market, Inc. common shares at $16 per share (the "Warrants"). During 2006, the Company became aware that they had erroneously interpreted the provisions of the Warrant purchase agreement and they actually owned 1,500 Warrants. The Company exercised the 1,500 Warrants and sold the underlying shares during 2006.

END